Exhibit (a)(23)

COMVERGE, INC. ISSUES OPEN LETTER TO STOCKHOLDERS

Board of Directors Urges Comverge

Stockholders to Tender Their Shares Into H.I.G. Capital Offer

Norcross, GA, May 1, 2012 – Comverge, Inc. (Nasdaq: COMV) (“Comverge” or “the Company”) today issued a letter to its stockholders from the Comverge Board of Directors. The full text of the letter is below:

May 1, 2012

Dear Fellow Stockholder,

We, the Board of Directors of Comverge, Inc., urge you to approve the transaction with Peak Merger Corp. and Peak Holding Corp, each of which is an affiliate of H.I.G. Capital, LLC, by tendering your shares into the offer. The Board believes the transaction with H.I.G. Capital’s affiliates, which we refer to herein as the “H.I.G. Capital transaction,” continues to be in the best interest of Comverge’s stockholders.

THE H.I.G. CAPITAL TRANSACTION IS THE CULMINATION OF AN EXTENSIVE

REVIEW OF FINANCING AND STRATEGIC ALTERNATIVES TO MAXIMIZE

VALUE FOR COMVERGE STOCKHOLDERS. THE H.I.G. CAPITAL TRANSACTION

IS THE ONLY OFFER AVAILABLE TO COMVERGE STOCKHOLDERS.

IF THE H.I.G. CAPITAL TRANSACTION IS NOT SUCCESSFULLY COMPLETED,

YOUR EXISTING INVESTMENT IN COMVERGE MAY BE AT SERIOUS RISK AND,

WHILE THE OUTCOME IS UNCERTAIN, YOU MAY END UP RECEIVING

NOTHING FOR YOUR SHARES.

Since the fall of 2010, Comverge has actively sought additional capital financing necessary to support the execution of the Company’s business plan and has explored a variety of financing alternatives and strategic alternatives. From the fall of 2010 through March 2012, the Company engaged J.P. Morgan Securities LLC (“J.P. Morgan”), Robert W. Baird and Co., and UBS Securities LLC as financial advisors with the objective of raising additional capital for the Company or pursuing other strategic alternatives including a sale of the Company. J.P. Morgan and Robert W. Baird and Co approached numerous sources of capital and potential acquirers without success. For over 18 months, the Board has considered a variety of alternatives, including continuing to operate as a stand-alone company, financing the Company through the issuance of additional equity or debt, selling various Company assets and selling the Company as a whole. After considering the results of the exploration of such alternatives and the Company’s cash needs and debt situation, the entire Comverge Board (including three directors that were nominated by a major Comverge stockholder and who joined the Board in February), acting upon the unanimous recommendation of the Strategy Committee of the Board that was formed to explore financing and strategic alternatives and comprised entirely of independent directors has approved the definitive merger agreement with Peak Merger Corp. and Peak Holding Corp. (the “Merger Agreement”).

In addition to its extensive pre-signing solicitation and review of financing and strategic alternatives from the fall of 2010 through March of 2012, Comverge solicited alternative proposals from third parties during a 30 day go-shop period following the date of the merger agreement with affiliates of H.I.G. Capital. During the go-shop period, Comverge, through its financial advisor, J.P Morgan contacted 50 strategic and financial entities that were identified as potentially interested parties, and engaged in detailed discussions with the 4 parties who executed confidentiality agreements. These parties were provided with access to non-public financial and other information regarding Comverge, including access to an on-line data room. Comverge’s management and legal advisors also conducted multiple presentations on its business and prospects for such parties, and responded to questions of participants. Despite the broad solicitation process and access provided to Comverge’s management and legal advisors as well as to J.P. Morgan, each of the parties with whom Comverge conducted discussions during the go-shop period has indicated that it will not make an acquisition proposal that would potentially lead to a Superior Proposal (as defined in the Merger Agreement).

PRESERVE THE VALUE OF YOUR INVESTMENT

DUE TO THE COMPANY’S INABILITY TO RAISE SUFFICIENT DEBT OR EQUITY

CAPITAL OVER THE PRIOR 18 MONTHS, INCLUDING FROM CERTAIN LARGE

STOCKHOLDERS IN RECENT MONTHS, THE STRATEGY COMMITTEE OF THE

BOARD BELIEVES THAT ABSENT AN H.I.G. CAPITAL TRANSACTION IT WOULD

BE HIGHLY UNLIKELY THAT VIABLE, IMMEDIATE FINANCING FROM OTHER

SOURCES WOULD BE AVAILABLE.

The H.I.G. Capital transaction has provided Comverge with immediate capital to fund ongoing operations while also providing immediate liquidity to stockholders at an 18% premium to the 30 day average closing price preceding the execution of the Merger Agreement. If the transaction with H.I.G. Capital is not consummated, Comverge believes it would be necessary to raise in excess of $40 million of new capital to replace the current debt structure and allow for sufficient liquidity to operate the business in the normal course. Comverge does not believe that it would be able to raise the necessary capital in time to fund continuing operations, which would place existing stockholder investment in the Company significantly at risk.

The Board believes the Company’s current financial position and the lack of viable, immediate financing alternatives makes the H.I.G. Capital transaction the only prospect for preserving and maintaining stockholder value. In particular, when considering H.I.G. Capital’s offer and making its recommendation, the Strategy Committee of the Board, acting with the advice and assistance of its legal advisors and Houlihan Lokey Capital, Inc., considered, among other things:

•

The Company’s first quarter 2012 projections and the going concern qualification by the Company’s auditors, each of which would have resulted in a triggering of defaults under the Grace Bay and SVB debt covenants, would have allowed both lenders to attempt to foreclose on the Company’s indebtedness;

•	The Company’s failure to obtain relief from either Grace Bay or SVB on or otherwise restructure its debt covenants and borrowing base calculations;

•

The Company’s failure to achieve the minimum revenues set forth in the Grace Bay loan agreement, which permitted Grace Bay to amortize the amounts owed by the Company under the loan, which would thereby further exacerbate the Company’s tenuous cash position;

•

The Company’s inability to obtain short-term debt or equity financing necessary to repay the amounts due to Grace Bay and SVB following the anticipated defaults under the Grace Bay and SVB debt covenants; and

•

The terms of the Grace Bay loan agreements that provided Grace Bay with approval rights regarding any acquisition of the Company and gave the Company no ability to repay the amounts outstanding under the Grace Bay loan without the lender’s consent.

THE $1.75 PER SHARE OFFER IS IN THE BEST INTEREST OF COMVERGE’S STOCKHOLDERS

The Board believes that, in light of the complete lack of any other offer to acquire the Company or provide the financing necessary to fund the operations of the Company despite the Company’s extensive efforts and the Company’s current financial position, the H.I.G. Capital offer is in the best interest of the Comverge stockholders. In reaching its determination, the Board took into account the opinion of Houlihan Lokey as to the fairness from a financial point of view, as of March 24, 2012, of the consideration to be received pursuant to the Merger Agreement by the Company’s unaffiliated holders of its common stock. The full text of the opinion, and a description of it, is included in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 dated April 12, 2012, as amended on April 26, 2012, and May 1, 2012.

THE COMVERGE BOARD URGES STOCKHOLDERS TO TENDER THEIR SHARES

INTO THE H.I.G. CAPITAL OFFER BEFORE THE MAY 8TH DEADLINE

We are pleased to have reached an agreement with H.I.G. Capital that will best position Comverge for long-term success, while at the same time providing a return to stockholders. The Comverge Board urges you to protect your investment and tender your shares into the H.I.G. Capital offer as soon as possible, to ensure your shares are validly received in advance of the May 8th deadline.

If you have any questions or need assistance tendering your shares, please contact D.F. King & Co., Inc., by calling: (212) 269-5550 for bankers and brokers, and (800) 967-7921 for all others.

Thank you for your support.

Sincerely,

The Comverge Board of Directors

Upon the successful closing of the tender offer, stockholders of Comverge will receive $1.75 in cash for each share of the common stock of the Company tendered in the offer, without interest and less any applicable withholding taxes. Following completion of the tender offer, pursuant to the terms of the merger agreement, Peak Merger Corp., an affiliate of H.I.G. Capital, LLC, will complete a second-step merger in which any remaining common shares of Comverge (other than shares held by Comverge, Peak Merger Corp., Peak Holding Corp. or any of their wholly-owned subsidiaries, and shares held by stockholders who properly demand appraisal rights) will be converted into the right to receive the same per share price paid in the offer.

The tender offer will expire at 12:00 midnight, New York City time, on May 8, 2012, unless extended in accordance with the Merger Agreement. The closing of the tender offer remains subject to certain conditions described in the tender offer statement on Schedule TO filed with the Securities and Exchange

Commission on April 11, 2012 and as subsequently amended. The Comverge Board of Directors strongly recommends that the holders of shares of Comverge’s common stock tender their shares in the offer, as it believes the transaction with H.I.G. Capital continues to be in the best interest of Comverge stockholders.

About Comverge

With more than 500 utility and 2,100 commercial customers, as well as five million residential deployments, Comverge brings unparalleled industry knowledge and experience to offer the most reliable, easy-to-use, and cost-effective intelligent energy management programs. We deliver the insight and control that enables energy providers and consumers to optimize their power usage through the industry’s only proven, comprehensive set of technology, services and information management solutions. For more information, visit www.comverge.com.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement on Schedule TO, as amended, has been filed by Peak Merger Corp. and Peak Holding Corp. with the SEC, and the solicitation/recommendation statement on Schedule 14D-9, as amended, has been filed by Comverge with the SEC. The tender offer statement (including an offer to purchase, forms of letter of transmittal and other offer documents) and the solicitation/recommendation statement were mailed to the Company stockholders. Investors and stockholders may also obtain a free copy of these statements and other documents filed by Peak Merger Corp. and Peak Holding Corp. or by Comverge with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained free of charge by directing such requests to D. F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550 for banks and brokers or (800) 967-7921 for stockholders and all others, or to Comverge at Comverge, Inc. Attention: Matthew H. Smith, Senior Vice President and General Counsel, 5390 Triangle Parkway, Suite 300, Norcross, Georgia 30092; or by calling Matthew H. Smith, Senior Vice President and General Counsel, at (678) 392-4954.

Forward Looking Statements

This communication contains forward-looking statements. The forward-looking statements in this communication are not and do not constitute historical facts, do not constitute guarantees of future performance and are based on numerous assumptions which, while believed to be reasonable, may not prove to be accurate. Those statements include statements regarding the intent, belief or current expectations of Comverge and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the ability of Comverge to control or predict. Such factors include, but are not limited to, uncertainties as to the Company’s current and future financial condition and liquidity. Other factors that may cause actual results to differ materially include those set forth in the reports that Comverge files from time to time with the SEC, including its annual report on Form 10-K for the year ended December 31, 2011 and quarterly and current reports on Form 10-Q and Form 8-K, as well as the tender offer documents being filed by Peak Merger Corp. and Peak Holding Corp. and the solicitation/recommendation statement being filed by Comverge. These forward-looking statements reflect the expectations of Comverge as of the date hereof. Comverge does not undertake any obligation to update the information provided herein.

For Additional Information

Jason Cigarran

Vice President, Marketing and Investor Relations

Comverge, Inc.

678-823-6784

jcigarran@comverge.com